MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	August 7, 2013
SUBJECT:
JNL Investors Series Trust, Form N-1A Registration Statement
Post-Effective Amendment No. 22 under the Securities Act of 1933 File No.: 333-43300

Memorandum Responding to Commission Staff Oral Comments of August 6, 2013, Pursuant to Commission Release No. 33-5231, March 2, 1972

Set out below are responses to oral comments received from Alberto Zapata of the U.S. Securities and Exchange Commission (“Commission”) staff on August 6, 2013 relating to Post-Effective Amendment No. 22 (the “Amendment) under the Securities Act of 1933, as amended (the “Securities Act”) of the Registration Statement on Form N-1A filed with the Commission by JNL Investors Series Trust (“Trust”) on June 12, 2013.

The comments are repeated below in italics, with responses immediately following. We have also included the proposed revised pages from the Prospectus, as applicable.

General Comments:

1.
In the section entitled “Principal Risks of Investing in the Fund,” for “Interest rate risk,” the Commission believes that the additional language added to the disclosure for “Interest rate risk” did not fully respond to the Commission’s comment to provide an example for the reader how a specified change in interest rates would affect the value of an underlying bond.  The Commission believes that since this is a “duration” fund, the disclosure should include specific example of how the Fund’s portfolio would be affected using a specific duration, a specific rise in interest rates and its affect on the value of the securities of the Fund’s portfolio.

Response:  The Registrant respectfully declines the Commission’s comment.

The “interest rate risk” disclosure is a standardized disclosure across all Registrant’s Funds. The Registrant does not believe that the added disclosure is appropriate as it assumes the value of the Fund’s portfolio is derived solely by its effective duration and the interest rate environment. The value of the Fund’s portfolio is not formulaic, as the requested disclosure implies.  The Registrant believes that by including the disclosure, the information could become quickly outdated given portfolio turnover.  The Registrant also notes that the portfolio managers can change their duration targets, which would effectively make the disclosure inadequate.

If there are further questions or comments, please contact Susan Rhee at 517-367-4336.

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